Sun Life Financial Inc.
Shareholders’ Report
For the period ended
September 30, 2007
Exhibit 99.3

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports operating earnings per share of $1.01, up 9% over Q3 2006
Operating return on equity of 14.8%, up 40 basis points
TORONTO (October 30, 2007) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced operating earnings of $583 million. Fully diluted operating earnings per share (EPS)(1) of $1.01 increased 9% over the third quarter of 2006. The strengthening of the Canadian dollar relative to foreign currencies since the third quarter of 2006 reduced earnings by $19 million or $0.04 per share. Excluding the impact of currency, operating EPS would have increased by 13% over the same period last year. Operating return on equity (ROE) was 14.8% for the quarter.
“Strong sales and bottom line growth demonstrate Sun Life’s continuing business momentum across all of its markets and its consistent capacity to deliver on commitments,” said Donald A. Stewart, Chief Executive Officer. “Sun Life’s innovative products and services, combined with its broad distribution capabilities, continue to fuel sales internationally, positioning the Company to capitalize on key demographic opportunities.”
“Our financial results this quarter reflect the diversity of our earnings platform and our strong risk management capabilities,” said Richard P. McKenney, Chief Financial Officer. “Despite volatile economic conditions, we’re progressing steadily toward achieving our medium-term financial objectives.”
Operating earnings, operating EPS and operating ROE for the third quarter of 2007 exclude after-tax charges to earnings of $5 million for re-branding expenses in Canada and $1 million for the integration costs in SLF U.S.’s Employee Benefits Group. Including these charges, EPS and ROE for the quarter were $1.00 and 14.7%, respectively.
Business highlights
During the third quarter of 2007, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
•	Individual segregated fund sales in Canada, including deposits from the SunWise Elite Plus guaranteed minimum withdrawal benefit rider, increased by 75% to $446 million in the third quarter of 2007 over the same period last year.

•	Sun Life Financial Canada’s Group Retirement Services sales increased 22% over the third quarter of 2006 on several large sales, including Magellan Aerospace at $110 million.

•	Sun Life Financial Canada’s Group Retirement Services retained $192 million of assets from members leaving plans this quarter. This represents an increase of 39% over the third quarter of 2006 and a retention ratio of 34% for the first nine months of 2007. Sun Life Financial Canada also announced the extension of its rollover program to include Group Benefits plan members, offering individuals transitioning from group benefits plans continued participation in Sun Life products.

•	Sun Life Financial launched its Canada-wide multimedia advertising campaign in support of its brand strategy and the re-branding of its career sales force. The Company’s “Life’s brighter under the sun” advertising theme reinforces the important role Sun Life plays in the lives of one in five Canadians.

•	Sun Life Financial U.S. continued to build upon the success of its Income ON DemandSM product and enhanced distribution capabilities with gross domestic variable annuity sales of US$771 million, an increase of 91% over the third quarter of 2006. Gross domestic variable annuity sales for the first nine months of US$2.1 billion have already exceeded full year 2006 sales by 23%.

•	Sun Life Financial U.S. further diversified its Individual Life product line, launching Sun Executive Variable Universal Life and Sun Executive Universal Life, two new life insurance products designed for small and mid-size business owners to fund non-qualified executive benefit plans.

•	Responding to the needs of institutional clients, MFS formed a new subsidiary called Four Pillars Capital Inc. to provide support to hedge fund managers. The new subsidiary will be run as a separate entity, with MFS providing key operations, marketing and distribution support.

•	MFS’s pre-tax operating profit margin ratio increased to 36% in the third quarter of 2007 from 30% in the third quarter of 2006.

•	MFS continued to achieve superior retail mutual fund performance with 80% of its U.S. mutual fund assets ranked in the top half of their Lipper Category average over three years, as of September 30, 2007.

•	In India, Birla Sun Life Insurance Company sales were up 177% in the third quarter of 2007 compared to the third quarter of 2006. Birla Sun Life now has operations in over 200 cities in India.

•	In China, sales were up 162% in the third quarter of 2007 over the same period last year. Sun Life Everbright (SLEB) was awarded two significant group benefits plans during the quarter. SLEB will provide group life and health benefits to the 13,000 employees of China Everbright Group and Everbright Bank, and will provide claims administration for the three million members of the Tianjin Bureau of Labour and Social Security. Installation of the plans is expected to take place in the fourth quarter of 2007.

(1)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com     1

Shareholders’ report
•	Sun Life Financial’s CEO, Donald A. Stewart, has been selected as the 2007 International Executive of the Year by the Canadian Chamber of Commerce and Canada’s international business community. The award recognizes business executives from a Canadian company whose exemplary leadership has developed a strong, competitive presence for Canada in global markets.
Financial highlights
•	Operating ROE increased 40 basis points to 14.8% from operating ROE of 14.4% in the third quarter of 2006. ROE of 14.7% increased 30 basis points from ROE of 14.4% in the third quarter of 2006.

•	Operating EPS of $1.01 for the quarter increased 9% compared to operating EPS of $0.93 in the third quarter of 2006. EPS of $1.00 for the quarter increased 8% compared to EPS of $0.93 in the third quarter of 2006.

•	Sun Life Financial declared $193 million in common shareholder dividends during the quarter, representing a payout ratio of 33%.

•	Sun Life Financial repurchased approximately 2 million common shares for $98 million during the third quarter of 2007, for a total share buyback of $373 million in the first nine months of this year.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, embedded value and value of new business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management of $427 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. | Third Quarter 2007

MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended September 30, 2007
Dated October 30, 2007
Earnings and profitability
FINANCIAL SUMMARY

Unaudited	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income($ millions)	577	590	497	545	541	1,664	1,544

Operating earnings(1) ($ millions)	583	593	558	545	541	1,734	1,546

Basic earnings per common share (EPS)(2) ($)	1.02	1.03	0.87	0.95	0.94	2.92	2.67
Fully diluted EPS ($)	1.00	1.02	0.86	0.94	0.93	2.88	2.65
Fully diluted operating EPS(1) ($)	1.01	1.03	0.96	0.94	0.93	3.00	2.65

Return on common equity (ROE) (%)	14.7	14.5	12.0	14.0	14.4	13.7	13.7
Operating ROE(1) (%)	14.8	14.6	13.5	14.0	14.4	14.3	13.7

Average common shares outstanding (millions)	567.8	570.1	572.0	572.6	574.2	570.0	578.2
Closing common shares outstanding (millions)	566.4	568.1	571.4	571.8	573.0	566.4	573.0

S&P 500 Index (daily average)	1,489	1,497	1,425	1,389	1,287	1,471	1,284
S&P 500 Index (close)	1,527	1,503	1,421	1,418	1,336	1,527	1,336

Sun Life Financial Inc.(3) reported common shareholders’ net income of $577 million for the quarter ended September 30, 2007, up $36 million from $541 million in the third quarter of 2006. The increase in common shareholders’ net income was primarily due to business growth, the positive impact of credit spread movements and equity markets on several of the Company’s North American businesses, lower new business strain on U.S. universal life sales, the net positive impact of interest rate and equity hedges in the U.S., the positive impact of the Employee Benefits Group acquisition (EBG acquisition), and higher earnings in Asia. These gains were partially offset by the strengthening of the Canadian dollar relative to foreign currencies, lower earnings in Canadian Group Benefits, and reserve strengthening in run-off reinsurance.
ROE for the third quarter of 2007 was 14.7% compared with 14.4% for the third quarter of 2006. The 30 basis point increase was primarily the result of earnings growth, the repurchase of common shares and the change in value of the foreign currency translation account in the third quarter of 2007. EPS of $1.00 were 8% higher than the $0.93 reported in the prior year.
Operating EPS, which exclude after-tax charges of $5 million for re-branding expenses in Canada and $1 million for integration costs in SLF U.S.’s Employee Benefits Group, were $1.01 for the quarter, up 9% over operating EPS of $0.93 in the third quarter of 2006. Operating ROE of 14.8% for the quarter was up from operating ROE of 14.4% in the third quarter of 2006.
Common shareholders’ net income of $1,664 million for the first nine months of 2007 was $120 million higher than in the first nine months of 2006 and EPS of $2.88 for the first nine months of 2007 was 9% higher than EPS of $2.65 in the first nine months of 2006.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s third quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”

(1)	For additional information on the Company’s use of non-GAAP financial measures including operating earnings, fully diluted operating EPS and operating ROE see “Use of Non-GAAP Financial Measures.”

(2)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

(3)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

Sun Life Financial Inc. | sunlife.com	3

Management’s discussion and analysis
SLF CANADA

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	152	177	146	156	123	475	429
Group Benefits	59	69	51	60	85	179	187
Group Wealth	46	34	53	41	32	133	122

Total	257	280	250	257	240	787	738
ROE (%)	14.7	16.1	14.3	14.3	13.3	15.0	14.0

SLF Canada’s earnings increased by $17 million or 7%, compared to the third quarter of 2006. This increase was mainly attributable to the impact of investing in higher yielding assets in Individual Insurance & Investments and Group Wealth, partially offset by lower Group Benefit earnings and re-branding expenses in Individual Insurance & Investments.
•	Individual Insurance & Investments earnings for the third quarter of 2007 increased by 24% compared to the third quarter of 2006, mainly from the impact of investing in higher yielding assets. These results were partially offset by re-branding expenses of $5 million in the third quarter of 2007.

•	Group Benefits earnings for the third quarter of 2007 decreased by 31% over the third quarter of 2006 resulting primarily from the non-recurrence of an $18 million positive reserve impact from cash-flow methodology refinement in the third quarter of 2006.

•	Group Wealth earnings for the third quarter of 2007 increased by 44% from the third quarter of 2006 due to the impact of investing in higher yielding assets and business growth.
Nine-month earnings increased by $49 million or 7%, over the same period in 2006 due to the impact of investing in higher yielding assets in Individual Insurance & Investments and Group Wealth and the impact of an internal reinsurance transaction on actuarial reserves in Individual Insurance & Investments, partly offset by a reduction in Group Benefits earnings and re-branding expenses of $7 million.
SLF U.S.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income (US$ millions)
Annuities	99	80	80	61	88	259	237
Individual Life	41	37	5	9	22	83	41
Employee Benefits Group(1)	22	25	(1)	16	11	46	31

Total (US$ millions)	162	142	84	86	121	388	309
Total (C$ millions)	170	156	98	97	136	424	351
ROE (%)	14.7	14.0	9.4	9.7	13.9	12.9	12.1

(1)	Employee Benefits Group formerly called Group Life & Health.
Earnings for SLF U.S. increased C$34 million or 25% compared to the third quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$12 million in the third quarter of 2007 compared to the third quarter of 2006.
In U.S. dollars, earnings were US$162 million, US$41 million or 34% higher than in the third quarter of 2006. Earnings increased this quarter as a result of positive equity market movement in Annuities, the net favourable impact of interest rate hedges, credit spread movement and lower new business strain in Individual Life, and the favourable impact in the Employee Benefits Group of the EBG acquisition in the second quarter of 2007.
•	Annuities earnings increased by US$11 million compared to the third quarter of 2006 as a result of increased fee income on higher assets from positive equity market movements and the net favourable impact of equity hedges.

•	Individual Life earnings increased by US$19 million compared to the third quarter of 2006 due to the net favourable impact of interest rate hedges, credit spread movement, business growth and lower new business strain on U.S. universal life sales.

•	Employee Benefits Group earnings increased by US$11 million compared to the third quarter of 2006 as a result of the positive impact of the acquisition in the second quarter of 2007.
Nine-month earnings increased by US$79 million, or 26%, over the same period in 2006 due to business growth and favourable interest and credit spread movement in Individual Life, the positive impact of interest rate and equity market movements in Annuities and the favourable impact on earnings from the EBG acquisition in the Employee Benefits Group.

4	Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
MFS

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income (US$ millions)	65	62	61	62	52	188	144
Common shareholders’ net income (C$ millions)	68	68	72	71	58	208	163
Pre-tax operating profit margin ratio(4)	36%	34%	34%	34%	30%	35%	28%
Average net assets (US$ billions)	199	200	189	182	170	196	169
Assets under management (US$ billions)	204	202	192	187	175	204	175
Net sales/(redemptions) (US$ billions)	(0.9)	(0.1)	0.2	1.0	(0.1)	(0.8)	(0.8)
Market movement (US$ billions)	3.3	9.5	4.4	11.0	6.9	17.2	13.4
S&P500 Index (daily average)	1,489	1,497	1,425	1,389	1,287	1,471	1,284

Earnings for MFS increased C$10 million, or 17%, compared to the third quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$5 million in the third quarter of 2007 compared to the third quarter of 2006.
In U.S. dollars, third quarter earnings were US$65 million, US$13 million, or 25%, higher than in the third quarter of 2006 primarily due to growth in assets under management and improved margins. Average net assets of US$199 billion increased 17% compared to the third quarter of 2006.
Nine-month earnings increased by US$44 million, or 31%, over the same period in 2006 primarily due to asset growth and higher margins.
Total assets under management at September 30, 2007 were US$204 billion, an increase of US$2 billion compared to June 30, 2007, driven by market appreciation of US$3.3 billion and net managed fund sales of US$0.5 billion. Market appreciation and managed fund net sales were partially offset by net retail mutual fund redemptions of US$1.4 billion during the period.
SLF ASIA

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income ($ millions)	30	17	38	33	13	85	68
ROE (%)	10.9	6.0	13.5	12.6	5.2	10.1	9.3

Third quarter 2007 earnings of $30 million were up by $17 million, or 131%, from the third quarter of 2006 primarily due to the effect of strong equity markets and business growth in Hong Kong and improved results in Indonesia as the third quarter 2006 earnings were negatively impacted by reserve strengthening. These earnings increases were partially offset by lower earnings in India due to higher expansion expenses.
Nine-month earnings were up by $17 million over last year, with higher earnings in Hong Kong and Indonesia as explained above, partially offset by higher expansion expenses.
SLF Asia sales momentum continued in the third quarter of 2007, with sales up 121% in Canadian dollars over the same period in 2006 driven by triple digit growth in India and China. In local currency, strong demand for wealth accumulation products in Indonesia and Hong Kong drove sales up by 79% and 59%, respectively, over third quarter 2006 sales. In China, sales grew 162% over last year’s sales. In addition, Sun Life Everbright Life Insurance Company was awarded two large group benefits plans during the third quarter. Installation of the group plans is expected to take place in the fourth quarter of 2007. In India, sales increased by 177% over the same period last year as the expansion continued with operations now in more than 200 cities.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income/(loss) ($millions)
SLF U.K.	48	42	100	28	57	190	143
SLF Reinsurance	21	33	18	35	25	72	58
Corporate Support	(17)	(6)	(79)	24	12	(102)	23

Total	52	69	39	87	94	160	224

(4)	The Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.

Sun Life Financial Inc. | sunlife.com	5

Management’s discussion and analysis
Third quarter 2007 earnings decreased by $42 million compared to the third quarter of 2006 due to less favourable mortality experience in SLF Reinsurance, reserve strengthening reflecting higher annuitization rates in run-off reinsurance and the non-recurrence of the reimbursement of certain mortgage endowment costs in the third quarter of 2006 in SLF U.K.
Nine-month earnings decreased by $64 million, or 29%, over the same period in 2006 due to the after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem US$600 million of 8.526% Cumulative Capital Securities in the first quarter of 2007. Partially offsetting these items were higher earnings in the first quarter of 2007 from SLF U.K. due to the reimbursement of certain mortgage endowment costs and favourable updates to annuity reserves and deferred tax liabilities as well as higher earnings in SLF Reinsurance.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include premium revenue, net investment income and fee income. Premium revenue includes annuity premiums, certain of which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Changes to Canadian investment accounting rules that became effective on January 1, 2007, have resulted in increased net investment income volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Revenues ($ millions)
SLF Canada	2,500	1,801	2,374	2,520	2,335	6,675	6,813
SLF U.S.	2,052	1,944	2,197	2,392	3,143	6,193	8,073
MFS	417	433	447	444	395	1,297	1,218
SLF Asia	286	182	215	297	240	683	725
Corporate	444	140	351	484	491	935	1,321

Total	5,699	4,500	5,584	6,137	6,604	15,783	18,150

Revenues of $5.7 billion earned in the third quarter of 2007 decreased by $905 million from the same period in 2006 due to lower annuity premiums of $873 million, mainly from the non-recurrence of US$900 million in medium-term notes issued in the third quarter of 2006.
Premium revenues of $3.5 billion in the third quarter of 2007 were $704 million less than the same quarter last year due to lower annuity premiums from the non-recurrence of medium-term notes issued in the third quarter of 2006. Health insurance premiums rose by $181 million over the third quarter of 2006 as SLF U.S. Employee Benefits Group contributed an additional $154 million, reflecting the favourable impact of the EBG acquisition in the second quarter of 2007.
Third quarter 2007 annuity premiums of $939 million were lower by $873 million than during the same period in the prior year. SLF U.S. annuity premiums decreased by $905 million as the issuance of US$900 million in medium-term notes in the third quarter of 2006 was not repeated in 2007. This decline was partly moderated by SLF U.S.’s growth in annuity premiums of $99 million over the third quarter of 2006.
Net investment income of $1.4 billion in the third quarter of 2007 fell by $275 million from the third quarter of 2006 due to changes in Canadian investment accounting rules that became effective on January 1, 2007.
Fee income of $798 million in the third quarter of 2007 rose by $74 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
Changes in actuarial liabilities decreased by $49 million in the third quarter of 2007 compared to an increase of $1.3 billion in the third quarter of 2006. The fluctuation of $1.3 billion mostly related to the issue of medium-term notes in 2006, which did not recur in 2007.
Total revenues of $15.8 billion for the nine months ended September 30, 2007, decreased by $2.4 billion compared to the same period in 2006 primarily due to lower annuity premiums and lower net investment income. Annuity premiums of $2.8 billion for the nine months ended September 30, 2007 declined by $1.5 billion from the same period a year ago as SLF U.S. issued US$1.8 billion in medium-term notes in the second and third quarters of 2006, which were not repeated in 2007. This decrease was partly compensated by higher annuity premiums of $179 million in SLF Canada and growth in SLF U.S. premiums for annuity products of $317 million. Net investment income for the nine months ended September 30, 2007, dropped by $1.5 billion from the comparable period a year ago due to rising interest rates primarily in the second
6     Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
quarter of 2007 that resulted in a decrease in the value of held-for-trading assets, with a corresponding decrease in actuarial liabilities. Higher health insurance premiums as well as higher fee income on increased average net assets somewhat diminished these decreases.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $426.7 billion as at September 30, 2007 compared to $440.2 billion as at June 30, 2007, and $405.1 billion as at September 30, 2006. The decrease of $13.5 billion between June 30, 2007 and September 30, 2007 resulted primarily from:
(i)	a decrease of $21.6 billion from the stronger Canadian dollar relative to the prior period currency exchange rates, partially offset by
(ii)	positive market movements of $3.6 billion; and
(iii)	net sales of mutual, managed and segregated funds of $3.4 billion.
AUM increased $21.6 billion between September 30, 2006 and September 30, 2007. The increase related primarily to:
(i)	robust market performance generating $43.2 billion in additional value;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(iii)	net sales of mutual, managed and segregated funds of $6.7 billion; and
(iv)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS; partly reduced by
(v)	a decrease of $35.5 billion from currency fluctuations.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDER’S EQUITY
Total general fund assets were $113.3 billion as at September 30, 2007, compared to $113.4 billion a year earlier. An increase of $4.2 billion in general fund assets on January 1, 2007 arose from the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S., including the EBG acquisition at the end of May 2007 also contributed to the growth of general fund assets during the current year. These increases were offset by the $6.2 billion unfavourable currency effect from the strengthened Canadian dollar against foreign currencies.
Total general fund assets decreased by $4.5 billion from the December 31, 2006 level of $117.8 billion. The $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules was more than offset by the unfavourable currency impact of $9.4 billion from a stronger Canadian dollar at the end of the third quarter of 2007.
Actuarial and other policy liabilities of $80.2 billion as at September 30, 2007 rose by $1.8 billion compared to September 30, 2006 due to a $7.3 billion increase on January 1, 2007 related to the change in value of held-for-trading assets, the reversal of deferred net realized gains and other fair value adjustments resulting from changes to Canadian investment accounting rules. These increases were partially offset by the unfavourable impact of $4.4 billion from currency fluctuations.
Actuarial and other policy liabilities as at September 30, 2007 were down by $876 million from $81.0 billion as at December 31, 2006 primarily reflecting the impact of changes to Canadian investment accounting rules noted above, offset by the unfavourable currency effect of $6.7 billion that resulted from the strengthened Canadian dollar at the end of the third quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $16.9 billion as at September 30, 2007, $147 million lower than as at December 31, 2006. Shareholders’ net income, before preferred share dividends of $52 million, generated $1.7 billion of additional equity and the issuance of Class A Non-cumulative Preferred Shares, Series 5 added $245 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $564 million and were partially offset by $258 million in other comprehensive income due to losses on available-for-sale assets. Dividend payments on common shares of $559 million and $324 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished the increases. Currency fluctuations further reduced shareholders’ equity by $1.5 billion.
Shareholders’ equity as at September 30, 2007, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $346 million lower than the June 30, 2007 position of $17.3 billion. Shareholders’ net income, before preferred share dividends of $18 million, generated $595 million of additional equity. The impact of changes to Canadian investment accounting rules from January 1, 2007 increased shareholders’ equity during the third quarter by $32 million due to gains on available-for-sale assets in other comprehensive income. Dividend payments on common shares of $193 million and $110 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) diminished shareholders’ equity. Currency fluctuations further decreased shareholders’ equity by $652 million.
As at October 26, 2007, Sun Life Financial Inc. had 566.4 million common shares and 61.0 million preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com     7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q3’07	Q3’06	2007	2006

Cash and cash equivalents, beginning of period	3,313	3,581	4,881	2,740
Cash flows provided by (used in):
Operating activities	765	1,931	568	3,321
Financing activities	(326)	54	(726)	312
Investing activities	168	(1,483)	(806)	(2,190)
Changes due to fluctuations in exchange rates	(31)	20	(28)	(80)

Increase (decrease) in cash and cash equivalents	576	522	(992)	1,363

Cash and cash equivalents, end of period	3,889	4,103	3,889	4,103
Short-term securities, end of period	1,016	694	1,016	694

Total cash, cash equivalents and short-term securities	4,905	4,797	4,905	4,797

Net cash, cash equivalents and short-term securities of $4.9 billion as at the end of the third quarter of 2007 rose by $108 million over the third quarter of 2006. Cash generated by operating activities was lower by $1.2 billion in the third quarter of 2007 compared to the same period a year ago mainly because the third quarter of 2006 included the issuance of US$900 million in medium-term notes. Cash used in financing activities increased by $380 million from the same period in 2006 as a $300 million issue of Senior Unsecured 5% Fixed/Floating debentures was completed in July 2006, while $3 million in principal amount of the 7.09% funding debenture and $30 million in principal amount of 6.87% Series A debentures were repurchased on September 7, 2007. Cash generated by investing activities was $1.7 billion higher in the third quarter of 2007 than in the third quarter of 2006 primarily due to higher levels of net purchases of invested assets in the third quarter of 2006.
The Company had net cash outflows of $1.0 billion in the first nine months of 2007 as compared to a $1.4 billion increase in cash and cash equivalents in the same period of 2006. Cash from operating activities was $2.8 billion lower in the first nine months of 2007 than in the comparable period a year ago primarily related to the 2006 issuance of US$1.8 billion medium-term notes and the impact from the timing of investment transactions. Cash used in financing activities in the first nine months of 2007 increased by $1.0 billion from the first nine months of 2006 as the US$600 million Cumulative Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $250 million in senior unsecured debentures, $400 million in subordinated unsecured debentures and preferred shares of $250 million in the first nine months of 2007 as compared to the $1 billion in senior unsecured debentures and preferred shares of $250 million issued in the first nine months of 2006. Cash used in investing activities was lower by $1.4 billion during the first nine months of 2007 than during the same period of 2006 mainly due to the higher levels of net purchases of invested assets in the prior year partly offset by the EBG acquisition in the second quarter of 2007.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
QUARTERLY FINANCIAL SUMMARY

Unaudited	Quarterly results
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06	Q4’05

Common shareholders’ net income ($ millions)	577	590	497	545	541	512	491	478

Operating earnings ($ millions)	583	593	558	545	541	512	493	490

Basic earnings per common share (EPS) ($)	1.02	1.03	0.87	0.95	0.94	0.88	0.84	0.82

Fully diluted EPS ($)	1.00	1.02	0.86	0.94	0.93	0.88	0.84	0.81

Fully diluted operating EPS ($)	1.01	1.03	0.96	0.94	0.93	0.88	0.84	0.83

Total revenue ($ millions)	5,699	4,500	5,584	6,137	6,604	6,231	5,315	5,338

Total AUM ($billions)	427	440	451	441	405	391	407	391

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
8     Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
FUTURE ACCOUNTING STANDARD CHANGES
Effective January 1, 2008 the Company will adopt Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation. Section 1535, Capital Disclosures requires that the Company disclose how it manages its capital and complies with its capital requirements. Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation require disclosure concerning identification and management of risks related to financial instruments. For more detail on the accounting changes please refer to Note 2 in the Company’s third quarter 2007 unaudited interim consolidated financial statements.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in its fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
As discussed in the second quarter 2007 earnings conference call, the Company does not believe it will experience any material losses as a result of its investments in asset backed securities with residential sub-prime and Alternative-a (Alt-a)(5) mortgage exposure. Ninety-six per cent of these investments were either issued before 2006 or have a “AAA” rating. As at September 30, 2007 the Company had indirect exposure to residential subprime and Alt-a of $366 million and $191 million respectively, representing approximately 0.5% of the Company’s total invested assets.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various matters, management believes, based on the information currently available to it, that the ultimate resolution will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Embedded value and value of new business are used to measure overall profitability. Embedded value and value of new business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial

(5)	Alternative-a mortgages represent residential loans made to customers with credit profiles that are stronger than sub-prime, but weaker than prime.
Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

	Quarterly results
Unaudited — in millions of Canadian dollars	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06	Q4’05

Reported earnings (GAAP-based)	577	590	497	545	541	512	491	478
After-tax gain (loss) on special items
Clarica brand write-off	—	—	(43)	—	—	—	—	—
Re-branding expenses in Canada	(5)	(2)	—	—	—	—	—	—
EBG integration costs	(1)	(1)	—	—	—	—	—	—
Charges for the integration of CMG Asia and CommServe Financial Limited	—	—	—	—	—	—	(2)	(12)
Premium payable on the redemption of Cumulative Capital Securities	—	—	(18)	—	—	—	—	—

Total special items	(6)	(3)	(61)	—	—	—	(2)	(12)

Operating earnings	583	593	558	545	541	512	493	490

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; currency exchange rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
10     Sun Life Financial Inc. | Third Quarter 2007

Interim consolidated financial statements
Consolidated statements of operations

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars except for per share amounts)	2007	2006*	2007	2006*

Revenue
Premium income:
Annuities	$939	$1,812	$2,797	$4,284
Life insurance	1,551	1,563	4,532	4,509
Health insurance	968	787	2,646	2,293

	3,458	4,162	9,975	11,086

Net investment income (Note 7):
Change in fair value of held-for-trading assets	(185)		(1,767)
Income (loss) from derivative investments	36		315
Realized gains (losses) on sales of available-for-sale assets	30		90
Other net investment income	1,562	1,718	4,718	4,828

	1,443	1,718	3,356	4,828

Fee income	798	724	2,452	2,236

	5,699	6,604	15,783	18,150

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,357	1,350	4,794	4,250
Annuity payments	348	341	1,056	1,037
Death and disability benefits	671	610	2,014	1,822
Health benefits	693	547	1,933	1,681
Policyholder dividends and interest on claims and deposits	289	283	940	785

	3,358	3,131	10,737	9,575
Net transfers to segregated funds	212	147	765	626
Increase (decrease) in actuarial liabilities (Note 9)	(49)	1,277	(2,136)	2,033
Commissions	457	479	1,391	1,402
Operating expenses (Note 8)	799	712	2,427	2,222
Premium taxes	75	56	187	155
Interest expense	91	84	258	237

	4,943	5,886	13,629	16,250

Income before income taxes and non-controlling interests	756	718	2,154	1,900
Income taxes expense	149	157	406	299
Non-controlling interests in net income of subsidiaries	10	7	26	19

Total net income	597	554	1,722	1,582
Less: Participating policyholders’ net income	2	1	6	4

Shareholders’ net income	595	553	1,716	1,578
Less: Preferred shareholder dividends	18	12	52	34

Common shareholders’ net income	$577	$541	$1,664	$1,544

Average exchange rates:
U.S. dollars	1.05	1.12	1.11	1.13
U.K. pounds	2.11	2.10	2.20	2.06

Earnings per share (Note 4)
Basic	$1.02	$0.94	$2.92	$2.67
Diluted	$1.00	$0.93	$2.88	$2.65

Weighted average shares outstanding in millions (Note 4)
Basic	568	574	570	578
Diluted	570	577	573	581

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     11

Interim consolidated financial statements
Consolidated balance sheets

	As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2006*

Assets
Bonds		$69,230	$67,062
Bonds — held-for-trading (Note 7)	$51,074
Bonds — available-for-sale (Note 7)	8,308
Mortgages and corporate loans (Note 7)	20,212	15,993	15,419
Stocks		4,899	4,603
Stocks — held-for-trading (Note 7)	4,533
Stocks — available-for-sale (Note 7)	765
Real estate	4,009	3,825	3,533
Cash, cash equivalents and short-term securities	4,905	6,239	4,797
Derivative assets (Note 7)	2,083
Policy loans and other invested assets	4,298	6,013	5,801
Other invested assets — held-for-trading (Note 7)	381
Other invested assets — available-for-sale (Note 7)	744

Invested assets	101,312	106,199	101,215
Goodwill	6,084	5,981	5,874
Intangible assets (Note 8)	712	777	775
Other assets	5,240	4,874	5,552

Total general fund assets	$113,348	$117,831	$113,416

Segregated funds net assets	$72,723	$70,789	$64,204

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)	$80,160	$81,036	$78,372
Amounts on deposit	3,604	3,599	3,483
Deferred net realized gains (Note 7)	264	4,152	3,762
Senior debentures	3,014	3,491	3,463
Other liabilities	7,358	6,834	6,649

Total general fund liabilities	94,400	99,112	95,729
Subordinated debt	1,823	1,456	1,447
Non-controlling interests in subsidiaries	81	79	61
Total equity	17,044	17,184	16,179

Total general fund liabilities and equity	$113,348	$117,831	$113,416

Segregated funds contract liabilities	$72,723	$70,789	$64,204

Exchange rate at balance sheet date:
U.S. dollars	0.99	1.17	1.12
U.K. pounds	2.03	2.28	2.09

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
12     Sun Life Financial Inc. | Third Quarter 2007

Interim consolidated financial statements
Consolidated statements of equity

	For the nine months ended
	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2007	2006*

Preferred shares
Balance, beginning of period	$—	$1,250	$1,250	$712
Preferred shares issued (Note 12)	—	250	250	250
Issuance costs, net of taxes (Note 12)	—	(5)	(5)	(5)

Balance, end of period	—	1,495	1,495	957

Common shares
Balance, beginning of period	—	7,082	7,082	7,173
Stock options exercised	—	59	59	48
Common shares purchased for cancellation (Note 5)	—	(83)	(83)	(140)

Balance, end of period	—	7,058	7,058	7,081

Contributed surplus
Balance, beginning of period	—	72	72	66
Stock-based compensation	—	—	—	13
Stock options exercised	—	(10)	(10)	(8)

Balance, end of period	—	62	62	71

Retained earnings
Balance, beginning of period, as previously reported	101	10,016	10,117	9,095
Adjustment for change in accounting policy (Note 2)	6	205	211	—

Balance, after change in accounting policy	107	10,221	10,328	9,095
Net income	6	1,716	1,722	1,582
Dividends on common shares	—	(559)	(559)	(491)
Dividends on preferred shares	—	(52)	(52)	(34)
Common shares purchased for cancellation (Note 5)	—	(290)	(290)	(348)

Balance, end of period	113	11,036	11,149	9,804

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period, as a result of change in accounting policy (Note 2)	(9)	(969)	(978)	(1,500)
Total other comprehensive income (loss)	(5)	(1,737)	(1,742)	(234)

Balance, end of period	(14)	(2,706)	(2,720)	(1,734)

Total retained earnings and accumulated other comprehensive income	99	8,330	8,429	8,070

Total equity	$99	$16,945	$17,044	$16,179

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$79	$79	$—
Unrealized foreign currency translation gains (losses), net of hedging activities	(14)	(2,795)	(2,809)	(1,734)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	10	10	—

Balance, end of period	$(14)	$(2,706)	$(2,720)	$(1,734)

Consolidated statements of comprehensive income

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Total net income	$597	$554	$1,722	$1,582
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	(801)	35	(1,803)	(234)
Unrealized foreign currency gains (losses), net investment hedges	147	—	319	—
Unrealized gains (losses) on available-for-sale assets	29	—	(206)	—
Reclassifications to net income for available-for-sale assets	(23)	—	(64)	—
Unrealized gains (losses) on cash flow hedging instruments	27	—	16	—
Reclassifications to net income for cash flow hedges	(1)	—	(4)	—

Total other comprehensive income (loss)	(622)	35	(1,742)	(234)

Total comprehensive income (loss)	(25)	589	(20)	1,348

Less: Participating policyholders’ net income	2	1	6	4
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(2)	(1)	(5)	(3)

Shareholders’ comprehensive income (loss)	$(25)	$589	$(21)	$1,347

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     13

Interim consolidated financial statements
Condensed consolidated statements of cash flows

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Cash flows provided by (used in) operating activities
Total net income	$597	$554	$1,722	$1,582
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(53)	1,331	(2,008)	2,062
Unrealized (gains) losses on held-for-trading assets	343		1,845
Amortization of deferred gains and unrealized gains on investments	(32)	(194)	(88)	(554)
Accrued expenses and taxes	259	119	54	(100)
Investment income due and accrued	(44)	(147)	(56)	(149)
Other items not affecting cash	(83)	270	(419)	498
Realized (gains) losses on held-for-trading and available-for-sale assets	(216)		(455)
New mutual fund business acquisition costs capitalized	(12)	(11)	(46)	(43)
Redemption fees of mutual funds	6	9	19	25

Net cash provided by operating activities	765	1,931	568	3,321

Cash flows provided by (used in) financing activities
Borrowed funds	21	12	47	23
Issuance of senior debentures (Note 12)	—	300	250	1,000
Redemption of senior debentures (Note 12)	(35)	—	(727)	—
Issuance of subordinated debt (Note 12)	—	—	398	—
Issuance of preferred shares (Note 12)	—	—	250	250
Payments to underwriters (Note 12)	—	—	(9)	(8)
Issuance of common shares on exercise of stock options	12	6	49	40
Common shares purchased for cancellation (Note 5)	(113)	(91)	(373)	(488)
Dividends paid on common shares	(193)	(161)	(559)	(462)
Dividends paid on preferred shares	(18)	(12)	(52)	(43)

Net cash provided by (used in) financing activities	(326)	54	(726)	312

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,308	6,517	21,390	24,143
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,428)	(8,225)	(21,751)	(27,969)
Policy loans	(15)	(21)	(33)	(58)
Short-term securities	223	260	236	1,692
Cash cost of acquisition (Note 3)	—	—	(725)	—
Cash and cash equivalents acquired on acquisition (Note 3)	—	—	141	—
Other investments	80	(14)	(64)	2

Net cash provided by (used in) investing activities	168	(1,483)	(806)	(2,190)

Changes due to fluctuations in exchange rates	(31)	20	(28)	(80)

Increase (decrease) in cash and cash equivalents	576	522	(992)	1,363
Cash and cash equivalents, beginning of period	3,313	3,581	4,881	2,740

Cash and cash equivalents, end of period	3,889	4,103	3,889	4,103
Short-term securities, end of period	1,016	694	1,016	694

Cash, cash equivalents and short-term securities, end of period	$4,905	$4,797	$4,905	$4,797

Supplementary information
Cash and cash equivalents:
Cash			$674	$453
Cash equivalents			3,215	3,650

			$3,889	$4,103

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$78	$4	$184	$152

Income taxes, net of refunds	$68	$54	$456	$412

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Third Quarter 2007

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2007	2006	2007	2006

Additions to Segregated Funds
Deposits:
Annuities	$2,265	$1,568	$7,120	$5,291
Life insurance	1,924	510	2,971	1,029

	4,189	2,078	10,091	6,320
Net transfers from general funds	212	147	765	626
Net realized and unrealized gains (losses)	(270)	1,879	2,385	2,457
Other investment income	616	352	1,609	1,100

	4,747	4,456	14,850	10,503

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,021	1,899	6,566	5,876
Management fees	234	181	645	541
Taxes and other expenses	38	33	144	96
Effect of changes in currency exchange rates	2,495	(120)	5,561	770

	4,788	1,993	12,916	7,283

Net additions (reductions) to segregated funds for the period	(41)	2,463	1,934	3,220
Segregated funds net assets, beginning of period	72,764	61,741	70,789	60,984

Segregated funds net assets, end of period	$72,723	$64,204	$72,723	$64,204

Consolidated statements of segregated funds net assets

		As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2007	2006	2006

Assets
Segregated and mutual fund units	$57,662	$56,528	$51,011
Stocks	7,539	8,317	7,768
Bonds	7,551	5,823	5,399
Cash, cash equivalents and short-term securities	753	584	750
Real estate	256	215	219
Mortgages	36	42	45
Other assets	3,030	721	1,141

	76,827	72,230	66,333

Liabilities	4,104	1,441	2,129

Net assets attributable to segregated funds policyholders	$72,723	$70,789	$64,204

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     15

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2006 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2007
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
A) SUMMARY OF THE NEW STANDARDS:
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments —Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale, and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered
16    Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
by Section 4211, are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements have not been restated.
B) IMPACT OF ADOPTION:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, are reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheets were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007.
Accumulated OCI and comprehensive income have been included in the 2007 interim consolidated financial statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
In December 2006, the Canadian government announced its intention to align the current Canadian tax rules with the new financial reporting standards. However, detailed tax rules were not available at the time of finalizing these interim consolidated financial statements and therefore the Company is unable to reliably estimate the impact of the tax rule changes on retained earnings. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843, were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost because these assets are not traded in an active market.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other-than-temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
Sun Life Financial Inc. | sunlife.com     17

Condensed notes to the interim consolidated financial statements (unaudited)
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.
Summary of impact on retained earnings and OCI

Opening retained earnings
Increase due to recording held-for-trading assets at fair value	$3,450
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments	3,886
Increase (decrease) due to change in actuarial liabilities and other policy liabilities	(7,303)
Increase (decrease) due to income taxes	(74)

Total increase in opening retained earnings, January 1, 2007	$211

$205 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the interim consolidated statements of equity.

Opening OCI

Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets	$443
Increase due to cash flow and net investment hedge accounting	66
Increase (decrease) due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

C) ACCOUNTING POLICIES IMPACTED:
As a result of adopting the new Handbook Sections, the following accounting policies were revised from the policies described in the 2006 annual consolidated financial statements:
Bonds: Bonds are designated as either held-for-trading or available-for-sale. Purchases and sales of bonds are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.
Held-for-trading:
Held-for-trading bonds are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Income earned on held-for-trading bonds is recorded as other net investment income.
Available-for-sale:
Available-for-sale bonds are recorded at fair value with changes in the fair value of these bonds recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale debt securities are reclassified from accumulated OCI and recorded as realized gains (losses) on the interim consolidated statements of operations. Interest income earned is recorded to other net investment income. Transaction costs related to the purchase of these bonds are recorded as part of the carrying value of the bond at the date of purchase.
Available-for-sale bonds are tested for impairment at least on a quarterly basis. When there is objective evidence that an available-for-sale bond impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
18    Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
Mortgages and corporate loans: Loans previously reported as bonds that do not meet the definition of a debt security are now classified as corporate loans. These loans are reported along with mortgage loans on the interim consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Realized gains and losses on the sale of mortgages and corporate loans as well as interest income earned, are recorded in other net investment income on the interim consolidated statements of operations. Transaction costs related to the purchase of mortgages and corporate loans are recorded as part of the carrying value of the mortgage or corporate loan at the date of purchase. The conditions and accounting for impairment on mortgages and corporate loans are determined as described in the 2006 annual consolidated financial statements for bonds and mortgages.
Stocks: Stocks are designated as either held-for-trading or available-for-sale. Equity investment transactions are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Held-for-trading:
Held-for-trading stocks are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Dividends received are recorded as other net investment income.
Available-for-sale:
Most available-for-sale stocks are recorded on the interim consolidated balance sheets at their fair values with changes in the fair value of these stocks recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as realized gains and losses on the interim consolidated statements of operations. Dividends received are recorded to other net investment income. Transaction costs related to the purchase of these stocks are recorded as part of the carrying value of the stock at the date of purchase.
Available-for-sale stocks are tested for impairment at least on a quarterly basis. The accounting for other-than-temporarily impaired stocks is the same as described previously for bonds. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover.
Derivative financial instruments: All derivative financial instruments are recorded at their fair values on the interim consolidated balance sheets. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities and included with other liabilities. The accounting for the change in the fair value of these derivatives depends whether the derivative is designated as a hedge for accounting purposes or is not designated as such. Derivatives designated as hedges for accounting purposes are documented at inception and effectiveness is assessed on a quarterly basis. The accounting for derivatives not designated as hedges for accounting purposes and the various types of accounting hedges are described in the following section.
Derivatives not designated as accounting hedges (derivative investments):
Derivative investments are recorded on the interim consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the interim consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
Fair value hedges:
Certain cross currency interest rate swaps and equity forwards are designated as hedges of the foreign currency or equity exposures associated with available-for-sale assets. The hedging derivatives are recorded on the interim consolidated balance sheets at fair value, with changes in fair value of the derivatives recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are also recorded to other net investment income.
Cash flow hedges:
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. The forwards are recorded on the interim consolidated balance sheets at fair value with changes in fair value based on spot price changes recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the interim consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
Net investment hedges:
The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes.
Other invested assets: Other invested assets included as policy loans and other invested assets on the interim consolidated balance sheets includes investments accounted for by the equity method, leases and joint ventures. The accounting for these items is unchanged except for investments accounted for by the equity method, which now include the investors’ proportionate share of changes in the investees’ OCI.
Held-for-trading:
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the interim consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the interim consolidated statements of operations.
Available-for-sale:
Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
Short-term securities: Short-term securities have a maturity exceeding three months but less than one year and are designated as held-for-trading. Interest income earned on these assets is recorded in other net investment income in the interim consolidated statements of operations.
Senior debentures and subordinated debt: Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. The Company has not designated any non-derivative financial liabilities as held-for-trading.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC 163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the interim consolidated financial statements.
CONVERTIBLE AND OTHER DEBT INSTRUMENTS WITH EMBEDDED DERIVATIVES:
In the second quarter of 2007, the Company adopted, on a retrospective basis, EIC 164, Convertible and Other Debt Instruments with Embedded Derivatives. EIC 164 clarifies the accounting treatment for certain types of convertible debt instruments. It provides guidance on the classification of the debt instrument as a liability or equity, whether the instrument contains an embedded derivative, and the accounting for future tax impacts and earnings per share computations. The adoption of this EIC did not have an impact on the interim consolidated financial statements.
ACCOUNTING POLICY CHOICE FOR TRANSACTION COSTS:
During the third quarter of 2007, the Company adopted, on a retrospective basis, EIC 166, Accounting Policy Choice for Transaction Costs. This EIC addresses the accounting policy choice of recognizing transaction costs in income or adding transaction costs to the carrying amount of financial assets and financial liabilities that are not classified as held-for-trading. The EIC requires that the same accounting policy be applied to all similar financial instruments classified as other than held-for-trading, but allows a different accounting policy choice for financial instruments that are not similar. The Company’s transaction cost recognition policy is consistent with this guidance.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION:
On January 1, 2008, the Company will adopt three new CICA Handbook Sections: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will apply the new disclosures in its 2008 consolidated financial statements.
20     Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
3. Acquisitions and disposal
On May 31, 2007, the Company completed the acquisition of the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. The transaction was financed with existing capital. Genworth EBG Business’s results are included in the income reported for the nine months ended September 30, 2007 from June 1, 2007. Genworth EBG Business’s results and assets, including goodwill, are included in the SLF U.S. reportable segment in these interim consolidated financial statements.
The acquired business complements the Company’s existing U.S. group business platform and increases the Company’s market share across its U.S. group lines of business. The acquisition increases the Company’s access to markets, broadens its product and service offerings and strengthens its distribution platform. The identification and valuation of the intangible assets acquired is currently in process. In addition, amendments to the consideration paid may be required as the determination of the net tangible assets acquired is also subject to final adjustments. As a result, the goodwill arising from the acquisition of Genworth EBG Business is subject to adjustment later in 2007 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.
The transaction is summarized below:

2007
Genworth EBG Business

Percentage of shares acquired	100%
Invested assets acquired	$ 986
Other assets acquired	69

1,055

Actuarial liabilities and other policy liabilities acquired	663
Amounts on deposit acquired	51
Other liabilities acquired	54

768

Net balance sheet assets acquired	$ 287

Consideration:
Transaction and other related costs	$ 16
Cash cost of acquisition	709

Total consideration	$ 725

Goodwill and intangible assets on acquisition(1)	$ 438

Cash and cash equivalents acquired	$ 141

(1)	The amount reported as goodwill and intangible assets in this note has been included as goodwill on the September 30, 2007 interim consolidated balance sheet.
On June 22, 2007, Sun Life Financial Inc. purchased approximately two million of additional trust units of CI Financial Income Fund in order to maintain its existing combined interest of 36.5% in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). Sun Life Financial Inc.’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation.
On August 31, 2007, the Company entered into an agreement to sell the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business, to LPL Holdings Inc. The sale, which is expected to close in the fourth quarter, is not material to these interim consolidated financial statements.
4. Earnings per share
Details of the calculation of the common shareholders’ net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Common shareholders’ net income	$577	$541	$1,664	$1,544
Less: Effect of stock options of subsidiaries(1)	5	3	15	7

Common shareholders’ net income on a diluted basis	$572	$538	$1,649	$1,537

Weighted average number of shares outstanding for basic earnings per share (in millions)	568	574	570	578
Add: Adjustments relating to the dilutive impact of stock options(2)	2	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	570	577	573	581

(1)	A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
5. Normal course issuer bid and cancellation of common shares
On January 12, 2007, Sun Life Financial Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2008, through the facilities of the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. In 2006, Sun Life Financial Inc. had a similar normal course issuer bid during the period from January 12, 2006, to January 11, 2007. In the first three quarters of 2007, Sun Life Financial Inc. purchased under these plans approximately 7 million of its common shares at an average price of $51.08 per share for a total amount of $373. Approximately 2 million common shares were purchased during the current quarter at an average price of $51.44 per share for a total amount of $113.
6. Segmented information
The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and nine months ended September 30, 2007, consists of interest of $37 and $112, respectively, ($72 and $210, respectively, in 2006) and fee income of $19 and $60, respectively ($13 and $40, respectively, in 2006).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the nine months ended September 30, 2007 include the $43 write-down of intangible assets described in Note 8.

Results by segment for the three months ended September 30, 2007
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$2,500	$2,052	$417	$286	$500	$(56)	$5,699
Total net income	$259	$170	$68	$30	$70	$—	$597

Results by segment for the three months ended September 30,2006
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$2,335	$3,143	$395	$240	$576	$(85)	$6,604
Total net income	$242	$135	$58	$13	$106	$—	$554

Results and assets by segment for the nine months ended September 30, 2007
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$6,675	$6,193	$1,297	$683	$1,107	$(172)	$15,783
Total net income	$793	$424	$208	$85	$212	$—	$1,722

ASSETS
General fund assets	$55,178	$38,732	$891	$5,251	$14,482	$(1,186)	$113,348
Segregated funds net assets	$36,224	$27,657	$—	$1,662	$7,180	$—	$72,723

Results and assets by segment for the nine months ended September 30,2006
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$6,813	$8,073	$1,218	$725	$1,571	$(250)	$18,150
Total net income	$743	$350	$163	$68	$258	$—	$1,582

ASSETS
General fund assets	$51,901	$42,754	$878	$4,953	$14,773	$(1,843)	$113,416
Segregated funds net assets	$30,803	$25,127	$—	$967	$7,307	$—	$64,204

22	Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
7. Financial investments and related net investment income
A) BONDS
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values.
Held-for-trading and available-for-sale bonds are reported at fair value on the balance sheet. Therefore, the carrying value of these bonds is equal to their fair value. The change in fair value of bonds designated as held-for-trading recorded to net investment income for the three and nine months ended September 30, 2007 was $(140) and $(1,985), respectively.
B) STOCKS
The fair value of publicly traded stocks is determined using quoted market bid prices.
Held-for-trading stocks are reported at fair value on the balance sheet. Therefore, the carrying value of held-for-trading stocks is equal to their fair value. Most available-for-sale stocks are reported at fair value on the balance sheet. For these stocks, the carrying value is equal to their fair value. Stocks that do not have a quoted market price on an active market are reported at cost and are not material to these interim consolidated financial statements. The change in fair value of stocks designated as held-for-trading recorded to net investment income for the three and nine months ended September 30, 2007 was $(27) and $187, respectively.
C) OTHER INVESTED ASSETS
Other invested assets classified as held-for-trading includes the Company’s investment in segregated funds and mutual funds. Fair value of investments in segregated and mutual funds is determined using quoted market prices. The change in fair value of other invested assets designated as held-for-trading recorded to net investment income for the three and nine months ended September 30, 2007 was $(17) and $36, respectively.
D) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Financial assets designated as held-for-trading have been excluded from the following table since changes in fair value of these assets are recorded to income. Available-for-sale bonds and stocks have generally been identified as temporarily impaired if their amortized cost as at September 30, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of bond investments will be met and/or the Company has the ability to hold these investments until recovery in value.

September 30, 2007
	Fair value	Unrealized losses

Available-for-sale bonds	$5,087	$ 175
Available-for-sale stocks	97	11

Total temporarily impaired financial assets	$5,184	$ 186

The Company also had available-for-sale limited partnerships and equities accounted for at cost with a carrying value of $150 and a fair value of $132 that were temporarily impaired as at September 30, 2007.
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains relating to bonds, mortgages, stocks and derivatives were credited to opening retained earnings on January 1, 2007, as described in Note 2. Gains and losses on sales of these assets are no longer deferred and amortized into income. The December 31, 2006 deferred net realized gains of $255 relating to sales of real estate assets remained on the balance sheet on January 1, 2007. Gains and losses on sales of real estate assets will continue to be deferred and amortized into income.

Sun Life Financial Inc. | sunlife.com	23

Condensed notes to the interim consolidated financial statements (unaudited)
F) OTHER NET INVESTMENT INCOME
Other net investment income has the following components:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Interest income:
Bonds		$973		$2,867
Held-for-trading bonds	$770		$2,367
Available-for-sale bonds	130		404
Mortgages and corporate loans	319	236	970	688
Policy loans	53	52	159	150
Cash, cash equivalents and short-term securities	51	41	174	123

Interest income	1,323	1,302	4,074	3,828
Dividends from stocks		39		74
Dividends on held-for-trading stocks	31		77
Dividends on available-for-sale stocks	4		18
Real estate income (net)	75	63	222	193
Amortization of deferred net realized and unrealized gains and losses	32	193	88	552
Derivative realized and unrealized gains and losses		60		28
Foreign exchange gain (loss)	26	(5)	33	(22)
Other income(1)	93	85	274	240
Investment expenses and taxes	(22)	(19)	(68)	(65)

Total other net investment income	$1,562	$1,718	$4,718	$4,828

(1)	Includes write-downs of available-for-sale financial assets due to other-than-temporary impairment of $20 and $31 for the three and nine months ended September 30, 2007, respectively.
G) DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
The Company has the following amounts outstanding as at September 30, 2007:

			Total
	Fair value		notional
	Positive(1)	Negative	amount

Derivative investments(2)	$1,210	$(400)	$36,058
Fair value hedges	349	(5)	3,531
Cash flow hedges	6	—	68
Net investment hedges	518	(4)	2,912

Total derivatives	$2,083	$(409)	$42,569

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify $1 from accumulated OCI to net income within the next 12 months.
Income from derivative investments on the interim consolidated statements of operations for the three and nine months ended September 30, 2007, includes changes in fair value of derivatives of $31 and $300, respectively, interest income of $3 and $14, respectively, and other income of $2 and $1, respectively.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.

24	Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
8. Intangible assets
On March 26,2007, the Company announced that it was retiring the Clarica brand as part of its integrated brand strategy in Canada. The writedown of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9). The brand name was previously included in intangible assets on the consolidated balance sheets.
9. Actuarial liabilities and other policy liabilities
A) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities for the three and nine months ended September 30, 2007, and September 30, 2006, are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Actuarial liabilities, beginning of period, before change in accounting policy	$81,159	$75,250	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	—	—	7,187	—

Actuarial liabilities, beginning of period, after change in accounting policy	81,159	75,250	86,473	75,777

Change in liabilities on in-force business	(709)	(507)	(4,412)	(2,033)
Liabilities arising from new policies	660	1,784	2,276	4,066

Increase (decrease) in actuarial liabilities(1)	(49)	1,277	(2,136)	2,033

Actuarial liabilities before the following:	81,110	76,527	84,337	77,810
Acquisition (Note 3)	—	—	543	—
Effect of changes in currency exchange rates	(2,770)	157	(6,540)	(1,126)

Actuarial liabilities, September 30	78,340	76,684	78,340	76,684
Add: Other policy liabilities	1,820	1,688	1,820	1,688

Actuarial liabilities and other policy liabilities, September 30	$80,160	$78,372	$80,160	$78,372

(1)	The change in fair value of held-for-trading assets caused by the change in interest rates is offset by the change in actuarial liabilities.
B) COMPOSITION OF ACTUARIAL LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following as at September 30, 2007:

	Canada	United States	Asia	Corporate(1)	Total

Individual participating life	$14,198	$ 4,899	$2,577	$3,463	$25,137
Individual non-participating life	2,563	7,101	222	468	10,354
Group life	1,292	222	10	3	1,527
Individual annuities	9,335	11,020	—	4,158	24,513
Group annuities	5,961	4,194	314	—	10,469
Health insurance	5,366	890	—	84	6,340

Total actuarial liabilities	38,715	28,326	3,123	8,176	78,340
Add: Other policy liabilities(2)	533	616	67	604	1,820

Actuarial liabilities and other policy liabilities	$39,248	$28,942	$3,190	$8,780	$80,160

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

Sun Life Financial Inc. | sunlife.com	25

Condensed notes to the interim consolidated financial statements (unaudited)
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following table shows the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other as at September 30, 2007:

	Bonds		Stocks		Mortgages and
	Held-for-	Available-	Held-for-	Available-	corporate
	trading	for-sale	trading	for-sale	loans	Real estate	Other	Total

Individual participating life	$13,701	$—	$3,787	$13	$ 4,343	$2,762	$3,699	$28,305
Individual non-participating life	6,510	197	667	3	2,551	178	2,350	12,456
Group life	1,029	—	3	—	1,087	18	62	2,199
Individual annuities	18,814	57	18	—	5,751	—	1,204	25,844
Group annuities	6,820	—	57	5	2,822	120	835	10,659
Health insurance	4,196	—	1	—	2,798	30	327	7,352
Equity and other	4	8,054	—	744	860	901	15,970	26,533

Total assets	$51,074	$8,308	$4,533	$765	$ 20,212	$4,009	$24,447	$113,348

10. Income taxes included in OCI
Other comprehensive income included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income for the three and nine months ended September 30, 2007:

	For the three months ended	For the nine months ended
	September 30, 2007	September 30, 2007

Unrealized foreign currency gains and losses on net investment hedges	$ (5)	$ 1
Unrealized gains and losses on available-for-sale assets	(12)	26
Reclassifications to net income for available-for-sale assets	4	22
Unrealized gains and losses on cash flow hedging instruments	25	10
Reclassifications to net income for cash flow hedges	1	3

Total income taxes benefit (expense) included in OCI	$ 13	$ 62

11. Pension plans and other post-retirement benefits

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Pension benefit cost	$11	$8	$34	$23
Other post-retirement benefit cost (income)	$(1)	$7	$(9)	$20

12. Significant capital transactions
On September 7, 2007, Sun Life Assurance repurchased the outstanding $3 principal amount of the 7.09% funding debenture and $30 principal amount of the $990 outstanding 6.87% Series A debentures. These debentures were included as senior debentures on the interim consolidated balance sheets. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter.
On May 29, 2007, Sun Life Financial Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. The proceeds were used for general corporate purposes, including investments in subsidiaries. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. Sun Life Financial Inc. may redeem the debentures at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of Sun Life Financial Inc. and rank equally with all other subordinated unsecured indebtedness of Sun Life Financial Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.
On May 6, 2007, the Company redeemed the outstanding U.S.$600 principal amount of the 8.526% partnership capital securities, in connection with the redemption of the 8.526% cumulative capital securities. These partnership capital securities were included as senior debentures on the interim consolidated balance sheets. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter.

26	Sun Life Financial Inc. | Third Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
On February 26, 2007, Sun Life Financial Inc. issued an additional $250 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of Sun Life Financial Inc. and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
13. Related party transactions
Transactions between Sun Life Financial Inc. and its subsidiaries, which are related parties of Sun Life Financial Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and nine months ended September 30, 2007 of $34 and $110, respectively, ($26 and $96, respectively, in 2006) are included in fee income in the interim consolidated statements of operations.
14. Commitments, guarantees and contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial Inc.’s consolidated financial position or results of operations. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.
15. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $375, which is the carrying amount of these assets.
16. Comparative figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.

Sun Life Financial Inc. | sunlife.com	27

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159, Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax:416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax:416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Center
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines
From Metro Manila:
Tel: PLDT(632) 830-5353
       GLOBE (632) 755-5353
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax:416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2007 Dividend dates
Common shares

Record dates	Payment dates

February 21	April 2
May 23	July 3
August 22	October 1
November 21	January 2

Direct Deposit of Dividends
Common shareholders residing in Canada or the US may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website,
www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and
Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock
Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A
Series 2 - SLF.PR.B
Series 3 - SLF.PR.C
Series 4 - SLF.PR.D
Series 5 - SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of October 26, 2007, there were 566,426,924 outstanding common shares, which are the only voting securities.

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Sun Life	150 King Street West
Financial Inc.	Totonto, Ontario
Canada M5H 1J9
sunlife.com